Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Harleysville National Corporation
Commission File No. 0-15237
Grounded in community. Growing in yours.
First Niagara Bank is coming to Southeastern Pennsylvania.
First Niagara Bank is pleased to be acquiring Harleysville National Corporation, the holding company of Harleysville National Bank and East Penn Bank. And we’re eager to be part of your community with its rich history and promising future.
Despite the economic challenges our industry faces, we’ve remained strong. How do we do it? By sticking to a strategy that has worked for us for almost 140 years: staying focused, being disciplined and executing efficiently.
We do that with our customer-first philosophy, working with you one at a time. Listening to your needs. And providing you with a diverse range of products and services to help you reach your financial goals.
Over the coming weeks and months, you’ll hear much more about us. For now, it’s business as usual. We’re excited about getting to know you and supporting our new community.
Sincerely,
John R. Koelmel
President and Chief Executive Officer
First Niagara

The power to get more out of your money. The power of First Niagara.

Visit us at fnfg.com

ADDITIONAL INFORMATION ABOUT THE FIRST NIAGARA-HARLEYSVILLE TRANSACTION
First Niagara will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Shareholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about First Niagara and Harleysville, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus to be filed by First Niagara also can be obtained, when available and without charge, by directing a request to First Niagara Financial Group, Inc., Attention: Anthony M. Alessi, Investor Relations, 6950 South Transit Road, P.O. Box 514, Lockport, New York 14095-0514, (716) 625-7692, or to Harleysville National Corporation, 483 Main Street, Harleysville, Pennsylvania 19438, Attention: Noel Devine (215) 256-8851 ext 61703.
Harleysville, First Niagara and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Harleysville in connection with the acquisition. Information about the directors and executive officers of Harleysville and their ownership of Harleysville common stock is set forth in Harleysville’s most recent proxy statement as filed with the SEC, which is available at the SEC’s Internet site (http://www.sec.gov) and at Harleysville’s address in the preceding paragraph. Information about the directors and executive officers of First Niagara is set forth in First Niagara’s most recent proxy statement filed with the SEC and available at the SEC’s Internet site and from First Niagara at the address set forth in the preceding paragraph.
Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.
Proposed transaction is subject to regulatory approval.